Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2023

Unaudited Financial Results

SHENZHEN, CHINA, November 16, 2023 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Revenues were RMB74.1 million (US$10.2 million), a decrease of 8% year-over-year.

•	Cost of revenues was RMB21.8 million (US$3.0 million), a decrease of 18% year-over-year.

•	Gross profit was RMB52.3 million (US$7.2 million), a decrease of 3% year-over-year.

•	Total operating expenses were RMB60.0 million (US$8.2 million), a decrease of 25% year-over-year.

•	Net loss was RMB7.0 million (US$1.0 million), compared with a net loss of RMB20.7 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB6.8 million (US$0.9 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB20.4 million for the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB2.1 million (US$0.3 million), compared with an adjusted net loss of RMB14.5 million for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was at positive RMB4.5 million (US$0.6 million), compared with a negative RMB6.7 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “This 3rd quarter of 2023 has been a great quarter for us operationally and financially. Firstly, two of our business lines recorded sequential revenue growth in each of the 3 quarters of 2023. In particular, Developer Services—Subscription revenues grew 15% quarter-over-quarter and Vertical Applications revenue grew 6% quarter-over-quarter driven by Financial Risk Management revenue grew 11% quarter-over-quarter. Secondly, our gross profits in absolute dollar terms also grew in each of the 3 quarters in 2023. Thirdly, we achieved yet another lowest OPEX since IPO in this quarter. Last, but not least, we achieved Adjusted EBITDA positive this quarter.

Developer Services—Subscription revenues were RMB46.7 million, up 12% year-over-year and 15% quarter-over-quarter. This was mainly driven by increases in both ARPU and customer numbers year-over-year and quarter-over-quarter.

Our overseas product, EngageLab, has reached major key milestones in this quarter:

(1)	we now have more than 100 paying customers;

(2)	these customers came from 16 different countries and regions (including Hong Kong and Taiwan). In this quarter alone, we added 4 new countries;

(3)	Thirdly, the cumulative signed contract value has exceeded RMB10 million.

Vertical Applications recorded the quarterly revenue growth in each of the quarters in 2023. In Q3’2023, it grew another 6% quarter-over-quarter fueled by the strong revenue growth from the Financial Risk Management segment.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “In Q3’2023, we have yet another record low quarterly operating expenses at RMB60.0 million. The 3rd quarter operating expenses was down 25% year-over-year and 6% quarter-over-quarter. Maintaining low level of operating expenses is of critical importance to us. This was the main reason why we are able to record the lowest quarterly net loss in since IPO and turned Adjusted EBITDA positive in this quarter.

Our AR turnover days was at a healthy level of 40 days in this quarter. This is relatively consistent year-over-year and quarter-over-quarter.

Total Deferred Revenue, which represents cash collected in advance from customers for future contract performance, continued to be at high balance of RMB130.6 million. This is the 7th consecutive quarter where our deferred revenue balance has exceeded RMB130 million.”

Third Quarter 2023 Financial Results

Revenues were RMB74.1 million (US$10.2 million), a decrease of 8% from RMB80.4 million in the same quarter of last year, attributable to a 10% decrease in revenue from Developer Services (mainly due to weakness in Value-Added Service revenue) and a 4% decrease in revenue from Vertical Applications.

Cost of revenues was RMB21.8 million (US$3.0 million), a decrease of 18% from RMB26.4 million in the same quarter of last year. The decrease was mainly due to a RMB8.5 million decrease in media cost, which is partially offset by a RMB1.9 million increase in technical service fee and a RMB1.8 million increase in short message cost.

Gross profit was RMB52.3 million (US$7.2 million), a decrease of 3% from RMB54.0 million in the same quarter of last year. The gross profit grew sequentially in each of the first 3 quarters of 2023 and recorded the highest quarterly number in 2023 to-date.

Total operating expenses were RMB60.0 million (US$8.2 million), a decrease of 25% from RMB80.0 million in the same quarter of last year.

•

Research and development expenses were RMB32.8 million (US$4.5 million), a decrease of 14% from RMB38.3 million in the same quarter of last year, mainly due to a RMB5.1 million decrease in bandwidth costs, a RMB4.7 million decrease in personnel costs, and a RMB4.5 million decrease in depreciation expense. The impact is partially offset by a RMB7.0 million increase in cloud costs.

•	Sales and marketing expenses were RMB21.8 million (US$3.0 million), a decrease of 10% from RMB24.2 million in the same quarter of last year, mainly due to a RMB3.0 million decrease in personnel costs.

•

General and administrative expenses were RMB5.4 million (US$0.7 million), a decrease of 69% from RMB17.6 million in the same quarter of last year, mainly due to a RMB2.9 million decrease in personnel costs, a RMB1.0 million decrease in professional fee, and an one-time RMB7.6 million gain on disposal of property and equipment.

Loss from operations was RMB7.7 million (US$1.1 million), compared with RMB26.0 million in the same quarter of last year. The loss from operations reduced by 70% year-over-year.

Net Loss was RMB7.0 million (US$1.0 million), compared with RMB20.7 million in the same quarter of last year. The net loss reduced by 66% year-over-year.

Adjusted net income (non-GAAP) was RMB2.1 million (US$0.3 million), compared with an adjusted net loss of RMB14.5 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) turned positive at RMB4.5 million (US$0.6 million) compared with a negative RMB6.7 million for the same quarter of last year.

The cash and cash equivalents, restricted cash, and short-term investment were RMB98.4 million (US$13.5 million) as of September 30, 2023 compared with RMB116.3 million as of December 31, 2022.

Update on Share Repurchase

As of September 30, 2023, the Company had repurchased a total of 2,685,312 ADS, of which 854,213 ADSs, were repurchased during the third quarter in 2023.

Conference Call

The Company will host an earnings conference call on Thursday, November 16, 2023 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI9ad70a87fcb9492a9f1ae13d03b3126f

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/ (loss) as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net income/ (loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net income/ (loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2023.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	80,431	73,331	74,058	10,150	241,908	212,822	29,170
Cost of revenues	(26,403)	(25,620)	(21,756)	(2,982)	(75,904)	(66,817)	(9,158)

Gross profit	54,028	47,711	52,302	7,168	166,004	146,005	20,012

Operating expenses
Research and development	(38,275)	(30,243)	(32,797)	(4,495)	(119,047)	(94,721)	(12,983)
Sales and marketing	(24,178)	(20,009)	(21,750)	(2,981)	(73,787)	(60,649)	(8,313)
General and administrative(1)	(17,569)	(13,873)	(5,436)	(745)	(69,366)	(33,582)	(4,603)

Total operating expenses	(80,022)	(64,125)	(59,983)	(8,221)	(262,200)	(188,952)	(25,899)

Loss from operations	(25,994)	(16,414)	(7,681)	(1,053)	(96,196)	(42,947)	(5,887)

Foreign exchange (loss)/gain, net	(449)	(118)	26	4	(3,713)	(67)	(9)
Interest income	276	354	269	37	1,915	953	131
Interest expenses	(194)	(218)	(209)	(29)	(2,815)	(650)	(89)
Other income/ (expenses)	5,479	(7,514)	411	56	24,010	(3,787)	(519)
Change in fair value of structured deposits	49	—	11	2	52	24	3
Change in fair value of foreign currency swap contract	—	—	—	—	764	—	—

Loss before income taxes	(20,833)	(23,910)	(7,173)	(983)	(75,983)	(46,474)	(6,370)

Income tax benefits/ (expenses)	110	179	177	24	(25)	506	69

Net loss	(20,723)	(23,731)	(6,996)	(959)	(76,008)	(45,968)	(6,301)

Less: net loss attributable to redeemable noncontrolling interests	(296)	(715)	(225)	(31)	(2,357)	(1,115)	(153)
Net loss attributable to Aurora Mobile Limited’s shareholders	(20,427)	(23,016)	(6,771)	(928)	(73,651)	(44,853)	(6,148)

Net loss attributable to common shareholders	(20,427)	(23,016)	(6,771)	(928)	(73,651)	(44,853)	(6,148)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.26)	(0.29)	(0.08)	(0.01)	(0.93)	(0.56)	(0.08)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,306,416	62,943,573	62,731,319	62,731,319	62,168,880	62,813,504	62,813,504
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	3,472	2,787	(343)	(47)	7,300	1,640	225
Total other comprehensive income/(loss), net of tax	3,472	2,787	(343)	(47)	7,300	1,640	225

Total comprehensive loss	(17,251)	(20,944)	(7,339)	(1,006)	(68,708)	(44,328)	(6,076)

Less: comprehensive loss attributable to redeemable noncontrolling interests	(296)	(715)	(225)	(31)	(2,357)	(1,115)	(153)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(16,955)	(20,229)	(7,114)	(975)	(66,351)	(43,213)	(5,923)

(1)

Starting from January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	116,128	87,890	12,046
Restricted cash	132	491	67
Short-term investment	—	10,000	1,371
Accounts receivable	29,727	31,255	4,284
Prepayments and other current assets	30,401	23,650	3,242
Amounts due from a related party	255	—	—

Total current assets	176,643	153,286	21,010

Non-current assets:
Long-term investments	141,901	134,941	18,495
Property and equipment, net	14,947	1,939	266
Operating lease right-of-use assets(2)	33,756	6,556	899
Intangible assets, net	23,947	19,539	2,678
Goodwill	37,785	37,785	5,179
Other non-current assets	4,128	5,456	748

Total non-current assets	256,464	206,216	28,265

Total assets	433,107	359,502	49,275

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	5,000	5,000	685
Accounts payable	18,169	20,229	2,773
Deferred revenue and customer deposits	138,804	130,588	17,899
Operating lease liabilities(2)	18,133	6,393	876
Accrued liabilities and other current liabilities	75,333	70,956	9,725

Total current liabilities	255,439	233,166	31,958

Non-current liabilities:
Deferred revenue	3,585	—	—
Operating lease liabilities(2)	6,959	968	133
Deferred tax liabilities	4,824	4,303	590
Other non-current liabilities	4,058	560	77

Total non-current liabilities	19,426	5,831	800

Total liabilities	274,865	238,997	32,758

Redeemable noncontrolling interests	30,552	29,864	4,093

Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(1,689)	(1,859)	(255)
Additional paid-in capital	1,037,007	1,043,930	143,083
Accumulated deficit	(925,982)	(971,424)	(133,145)
Accumulated other comprehensive income	18,304	19,944	2,734

Total shareholders’ equity	127,690	90,641	12,424

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	433,107	359,502	49,275

(2)

The Company adopted ASU No. 2016-02, Leases (Topic 842) and the respective updates for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Results for three months ended March 31, 2023, June 30, 2023 and September 30, 2023 are presented under the new accounting standard, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC 840.

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss/ (Income):
Net loss	(20,723)	(23,731)	(6,996)	(959)	(76,008)	(45,968)	(6,301)
Add:
Share-based compensation	4,470	4,168	2,848	390	14,654	10,054	1,378
Reduction in force charges	1,712	1,051	619	85	5,903	2,358	323
Impairment of long-term investment	—	9,660	5,604	768	7,016	15,264	2,092
Change in fair value of foreign currency swap contract	—	—	—	—	(764)	—	—

Adjusted net (loss)/ income	(14,541)	(8,852)	2,075	284	(49,199)	(18,292)	(2,508)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(20,723)	(23,731)	(6,996)	(959)	(76,008)	(45,968)	(6,301)
Add:
Income tax (benefits)/ expenses	(110)	(179)	(177)	(24)	25	(506)	(69)
Interest expenses	194	218	209	29	2,815	650	89
Depreciation of property and equipment	5,868	1,799	868	119	18,854	4,853	665
Amortization of intangible assets	1,665	1,589	1,519	208	4,412	4,714	646
Amortization of land use right	183	811	—	—	183	994	136

EBITDA	(12,923)	(19,493)	(4,577)	(627)	(49,719)	(35,263)	(4,834)
Add:
Share-based compensation	4,470	4,168	2,848	390	14,654	10,054	1,378
Reduction in force charges	1,712	1,051	619	85	5,903	2,358	323
Impairment of long-term investment	—	9,660	5,604	768	7,016	15,264	2,092
Change in fair value of foreign currency swap contract	—	—	—	—	(764)	—	—

Adjusted EBITDA	(6,741)	(4,614)	4,494	616	(22,910)	(7,587)	(1,041)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	57,003	52,072	51,534	7,063	172,009	149,071	20,432

Subscription	41,692	40,526	46,659	6,395	114,391	124,693	17,091
Value-Added Services	15,311	11,546	4,875	668	57,618	24,378	3,341
Vertical Applications	23,428	21,259	22,524	3,087	69,899	63,751	8,738

Total Revenue	80,431	73,331	74,058	10,150	241,908	212,822	29,170

Gross Profits	54,028	47,711	52,302	7,168	166,004	146,005	20,012
Gross Margin	67.2%	65.1%	70.6%	70.6%	68.6%	68.6%	68.6%